Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
ClearVoice, Inc.	Unites States
Fiverr Inc.	United States
Fiverr Germany GmbH	Germany
Fiverr Limited	Cyprus